UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INLAND REAL ESTATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457461 10 1

(CUSIP Number)

April 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (FEIN: 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,090.00

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,090.00

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,090.00

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01%*

12.	Type of Reporting Person (See Instructions) CO

*Based upon 65,990,109 shares outstanding as of April 8, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Mortgage Investment Corporation (FEIN: 36-3708374)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 127,272.64

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 127,272.64

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,272.64

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%*

12.	Type of Reporting Person (See Instructions) CO

*Based upon 65,990,109 shares outstanding as of April 8, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (FEIN: 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,065,454.36

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,065,454.36

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,454.36

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%*

12.	Type of Reporting Person (See Instructions) CO

*Based upon 65,990,109 shares outstanding as of April 8, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partnership Ownership Corporation (FEIN: 36-4043779)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 109,676.88

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 109,676.88

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,676.88

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%*

12.	Type of Reporting Person (See Instructions) CO

*Based upon 65,990,109 shares outstanding as of April 8, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,754.97

	6.	Shared Voting Power 6,311,493.88

	7.	Sole Dispositive Power 45,754.97

	8.	Shared Dispositive Power 6,311,493.88

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,357,248.88

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%*

12.	Type of Reporting Person (See Instructions) IN

*Based upon 65,990,109 shares outstanding as of April 8, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Property Management Group, Inc. (FEIN: 36-3441599)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Inland Real Estate Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2901 Butterfield Road Oak Brook, Illinois 60523
Item 2.
	(a)	Name of Person Filing See Item 2(c) below.
	(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
	(c)	Citizenship
The Inland Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 Delaware corporation
Inland Mortgage Investment Corporation 2901 Butterfield Road Oak Brook, Illinois 60523 Illinois corporation
Inland Real Estate Investment Corporation 2901 Butterfield Road Oak Brook, Illinois 60523 Delaware corporation
Partnership Ownership Corporation 2901 Butterfield Road Oak Brook, Illinois 60523 Delaware corporation
Daniel L. Goodwin 2901 Butterfield Road Oak Brook, Illinois 60523 U.S. Citizen
The Inland Property Management Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 Delaware corporation
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 457461 10 1
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

The Inland Group, Inc.	9,090.00
Inland Mortgage Investment Corporation	127,272.64
Inland Real Estate Investment Corporation	6,065,454.36
Partnership Ownership Corporation	109,676.88
Daniel L. Goodwin	6,357,248.85	*
The Inland Property Management Group, Inc.	0.00

*Includes 9,090.00 shares, 127,272.64 shares, 6,065,454.36, and 109,676.88 shares of our common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation and Partnership Ownership Corporation, respectively.  The latter three entities are indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(b)	Percent of class:

The Inland Group, Inc.	0.01	%*
Inland Mortgage Investment Corporation	0.2	%*
Inland Real Estate Investment Corporation	9.2	%*
Partnership Ownership Corporation	0.2	%*
Daniel L. Goodwin	9.6	%*
The Inland Property Management Group, Inc.	0.0%

*In each case, the percentage of class is based on 65,990,109 shares outstanding as of April 8, 2004.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

The Inland Group, Inc.	9,090.00
Inland Mortgage Investment Corporation	127,272.64
Inland Real Estate Investment Corporation	6,065,454.36
Partnership Ownership Corporation	109,676.88
Daniel L. Goodwin	45,754.97
The Inland Property Management Group, Inc.	0.00

(ii)	Shared power to vote or to direct the vote

Daniel L. Goodwin	6,311,493.88	*

*Comprised of 9,090.00 shares, 127,272.64 shares, 6,065,454.36, and 109,676.88 shares of our common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation and Partnership Ownership Corporation, respectively.  The latter three entities are indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(iii)	Sole power to dispose or to direct the disposition of

The Inland Group, Inc.	9,090.00
Inland Mortgage Investment Corporation	127,272.64
Inland Real Estate Investment Corporation	6,065,454.36
Partnership Ownership Corporation	109,676.88
Daniel L. Goodwin	45,754.97
The Inland Property Management Group, Inc.	0.00

(iv)	Shared power to dispose or to direct the disposition of

Daniel L. Goodwin	6,311,493.88	*

*Comprised of 9,090.00 shares, 127,272.64 shares, 6,065,454.36, and 109,676.88 shares of our common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation and Partnership Ownership Corporation, respectively.  The latter three entities are indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

As of the date hereof, The Inland Property Management Group, Inc. no longer owns shares of Inland Real Estate Corporation.  Inland Property Management Group, Inc. previously reported percentage ownership of 5.5%.  In addition, the percentage ownership previously reported by The Inland Group, Inc. (9.7%) has been reduced to 0.01%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 2.

Item 9.	Notice of Dissolution of Group
See Exhibit 3.

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INLAND GROUP, INC.		INLAND MORTGAGE INVESTMENT CORPORATION

By:	/s/ Alan Kremin	By:	/s/ Raymond Petersen
Name:	Alan Kremin	Name:	Raymond Petersen
Title:	Treasurer	Title:	President
Date:	April 26, 2004	Date:	April 26, 2004

INLAND REAL ESTATE INVESTMENT CORPORATION		PARTNERSHIP OWNERSHIP CORPORATION

By:	/s/ Brenda Gujral	By:	/s/ Ulana Horalewskyj
Name:	Brenda Gujral	Name:	Ulana Horalewskyj
Title:	President	Title:	President
Date:	April 26, 2004	Date:	April 26, 2004

DANIEL L. GOODWIN		THE INLAND PROPERTY MANAGEMENT GROUP, INC.

By:	/s/ Daniel L. Goodwin	By:	/s/ Alan Kremin
Name:	Daniel L. Goodwin	Name:	Alan Kremin
Title:	Self	Title:	Treasurer
Date:	April 26, 2004	Date:	April 26, 2004

EXHIBITS

Exhibit 1

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation and Partnership Ownership Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Exhibit 2

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation and Partnership Ownership Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. and are members of a group for purposes of filing this Schedule 13G/A.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Exhibit 3

As of the date hereof, The Inland Property Management Group, Inc. no longer owns shares of Inland Real Estate Corporation.  Inland Property Management Group, Inc. previously reported percentage ownership of 5.5%.  As such, The Inland Property Management Group, Inc. is not considered part of a group for purposes of filing this Schedule 13G/A.